November 4, 2019

Scott Clements
Chief Executive Officer
OneSpan Inc.
121 West Wacker Drive, Suite 2050
Chicago, IL 60601

       Re: OneSpan Inc.
           Registration Statement on Form S-3
           Filed October 31, 2019
           File No. 333-234406

Dear Mr. Clements:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Megan J. Baier, Esq.